UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Care2.com, Inc.

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    September 23, 1998

Physical address of issuer
203 Redwood Shores Parkway, Suite 230, Redwood City, CA 94065

Website of issuer
http://www.care2.com/

Current number of employees
45

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,823,262.21	$4,784,081.16
Cash & Cash Equivalents	$157,748.35	$2,264,780.89
Accounts Receivable	$308,683.41	$269,727.66
Short-term Debt	$1,160,279.13	$1,139,920.13
Long-term Debt	$682,240.01	$1,553,336.77
Revenues/Sales	$15,156,674.12	$18,533,179.45
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	-$20,971.71	$21,210.88
Net Income	-$1,198,246.83	-$2,529,528.67

April 20,2020

FORM C-AR

Care2.com, Inc.



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by Care2.com, Inc. , a Delaware Corporation (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.care2.com/ no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation

CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is Aril 20, 2020.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Care2.com, Inc. (the "Company") is a Delaware Corporation, formed on September 23, 1998.

The Company is located at 203 Redwood Shores Parkway, Suite 230, Redwood City, CA 94065.

The Company's website is http://www.care2.com/.

The information available on or through our website is not a part of this Form C-AR.

The Business

Care2 was founded in 1998. Since then, we've continued to grow while sparking wide-reaching change around the world. Today, Care2 is a highly-engage social network of over 40 million citizen activists, nonprofits and mission based brands. Care2 combines cutting edge Silicon Valley technology with good old fashioned community to help power the new world of philanthropy. With over 600 million petition signatures to date, we've been involved in significant change on every scale, from protecting wolves around Denali National Park to winning justice for victims of discrimination. We've saved dogs from euthanasia, secured medicine for a 7-year old girl suffering from epilepsy, stopped an old growth oak grove from destruction, shut down an abusive farm, and even stopped the killing of rare owls. • We have not accepted money from venture capital. This allows us to remain unswayed and unbiased by outside voices about which campaigns we'll promote - allowing us to stay true to our loyal members and the causes they care about. • Care2 provides hands-on advice and training for activists, with live video training sessions and a vast library of expert advice. • We work with over 2,700 nonprofits and mission-based brands to help them grow their email databases by recruiting supporters through permission based email marketing.

RISK FACTORS

Risks Related to the Company's Business and Industry

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We are subject to income taxes as well as non-income based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in the U.S.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

The Company could be negatively impacted if found to have infringed on intellectual property rights.

Technology companies, including many of the Company's competitors, frequently enter into litigation based on allegations of patent infringement or other violations of intellectual property rights. In addition, patent holding companies seek to monetize patents they have purchased or otherwise obtained. As the Company grows, the intellectual property rights claims against it will likely increase. The Company intends to vigorously defend infringement actions in court and before the U.S. International Trade Commission. The plaintiffs in these actions frequently seek injunctions and substantial damages. Regardless of the scope or validity of such patents or other intellectual property rights, or the merits of any claims by potential or actual litigants, the Company may have to engage in protracted litigation. If the Company is found to infringe one or more patents or other intellectual property rights, regardless of whether it can develop non-infringing technology, it may be required to pay substantial damages or royalties to a third-party, or it may be subject to a temporary or permanent injunction prohibiting the Company from marketing or selling certain products. In certain cases, the Company may consider the desirability of entering into licensing agreements, although no assurance can be given that such licenses can be obtained on acceptable terms or that litigation will not occur. These licenses may also significantly increase the Company's operating expenses.

Regardless of the merit of particular claims, litigation may be expensive, time-consuming, disruptive to the Company's operations and distracting to management. In recognition of these considerations, the Company may enter into arrangements to settle litigation. If one or more legal matters were resolved against the Company's consolidated financial statements for that reporting period could be materially adversely affected. Further, such an outcome could result in significant compensatory, punitive or trebled monetary damages, disgorgement of revenue or profits, remedial corporate measures or injunctive relief against the Company that could adversely affect its financial condition and results of operations.

Indemnity provisions in various agreements potentially expose us to substantial liability for intellectual property infringement and other losses.

Our agreements with advertisers, advertising agencies, customers and other third parties may include indemnification provisions under which we agree to indemnify them for losses suffered or incurred as a result of claims of intellectual property infringement, damages caused by us to property or persons, or other liabilities relating to or arising from our products, services or other contractual obligations. The term of these indemnity provisions generally survives termination or expiration of the applicable agreement. Large indemnity payments would harm our business, financial condition and results of operations. In addition, any type of intellectual property lawsuit, whether initiated by us or a third party, would likely be time consuming and expensive to resolve and would divert management's time and attention.

We rely heavily on our technology and intellectual property, but we may be unable to adequately or cost-effectively protect or enforce our intellectual property rights, thereby weakening our competitive position and increasing operating costs.

To protect our rights in our services and technology, we rely on a combination of copyright and trademark laws, patents, trade secrets, confidentiality agreements with employees and third parties, and protective contractual provisions. We also rely on laws pertaining to trademarks and domain names to protect the value of our corporate brands and reputation. Despite our efforts to protect our proprietary rights, unauthorized parties may copy aspects of our services or technology, obtain and use information, marks, or technology that we regard as proprietary, or otherwise violate or infringe our intellectual property rights. In addition, it is possible that others could independently develop substantially equivalent intellectual property. If we do not effectively protect our intellectual property, or if others independently develop substantially equivalent intellectual property, our competitive position could be weakened.

Effectively policing the unauthorized use of our services and technology is time-consuming and costly, and the steps taken by us may not prevent misappropriation of our technology or other proprietary assets. The efforts we have taken to protect our proprietary rights may not be sufficient or effective, and unauthorized parties may copy aspects of our services, use similar marks or domain names, or obtain and use information, marks, or technology that we regard as proprietary. We may have to litigate to enforce our intellectual property rights, to protect our trade secrets, or to determine the validity and scope of others' proprietary rights, which are sometimes not clear or may change. Litigation can be time consuming and expensive, and the outcome can be difficult to predict.

We must acquire or develop new products, evolve existing ones, address any defects or errors, and adapt to technology change.

Technical developments, client requirements, programming languages, and industry standards change frequently in our markets. As a result, success in current markets and new markets will depend upon our ability to enhance current products, address any product defects or errors, acquire or develop and introduce new products that meet client needs, keep pace with technology changes, respond to competitive products, and achieve market acceptance. Product development requires substantial investments for research, refinement, and testing. We may not have sufficient resources to make necessary product development investments. We may experience technical or other difficulties that will delay or prevent the successful development, introduction, or implementation of new or enhanced products. We may also experience technical or other difficulties in the integration of acquired technologies into our existing platform and applications. Inability to introduce or implement new or enhanced products in a timely manner could result in loss of market share if competitors are able to provide solutions to meet customer needs before we do, give rise to unanticipated expenses related to further development or modification of acquired technologies as a result of integration issues, and adversely affect future performance.

Our failure to deliver high quality server solutions could damage our reputation and diminish demand for our products, and subject us to liability.

Our customers require our products to perform at a high level, contain valuable features and be extremely reliable. The design of our server solutions is sophisticated and complex, and the process for manufacturing, assembling and testing our server solutions is challenging. Occasionally, our design or manufacturing processes may fail to deliver products of the quality that our customers require. For example, a vendor may provide us with a defective component that failed under certain heavy use applications. As a result, our product would need to be repaired. The vendor may agree to pay for the costs of the repairs, but we may incur costs in connection with the recall and diverted resources from other projects. New flaws or limitations in our products may be detected in the future. Part of our strategy is to bring new products to market quickly, and first-generation products may have a higher likelihood of containing undetected flaws. If our customers discover defects or other performance problems with our products, our customers' businesses, and our reputation, may be damaged. Customers may elect to delay or withhold payment for defective or underperforming products, request remedial action, terminate contracts for untimely delivery, or elect not to order additional products. If we do not properly address customer concerns about our products, our reputation and relationships with our customers may be harmed. In addition, we may be subject to product liability claims for a defective product. Any of the foregoing could have an adverse effect on our business and results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.

Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.

To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

Our Success Is Highly Dependent On Our Current Management.

Our success depends in significant part on the continued services of our current management team. Our success also depends in significant part on our ability to attract and retain additional management and other personnel. The inability to attract and retain such key personnel, or losing one or more of our existing management team, would seriously impair our ability to, or could cause us to fail to, successfully implement our business plan. This would have a material adverse effect on our business, results of operations and financial condition and the investors could lose their investment.

Failure to Maintain a Positive Reputation.
A positive reputation with consumers concerning our website is important in attracting and retaining customers. To the extent our website and services become perceived as not compelling to customers, our ability to maintain a positive reputation may be adversely impacted.

Third Party Providers.
We rely on third-party service providers to operate. Any interruption or downtime in these third party services could have a negative impact on our ability to deliver our services to our users and customers. Unless we become completely independent of third party service providers, we remain subject to the risk that third-party providers will be unable to meet our needs.

Breaches of Company System
Any breach of our systems, databases, or other information may have a significant legal and monetary impact on our business and reputation

Projections: Forward Looking Information.
Any projections regarding our anticipated financial performance are hypothetical and are based on management's best estimate of the probable results of our operations, and have not been reviewed by our independent accountants. Such projections are based on several assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from the projections, and such variances may be material. The projected results cannot be guaranteed.

Competitors may adversely impact pricing and margins.
We compete with numerous sites seeking social change through petitioning, such as www.change.org, www.ipetitions.com, and www.gopetition.com. Some of these competitors have greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and/or more established relationships than us. These competitors may be able to adopt more aggressive pricing and devote more resources to technology, infrastructure and marketing. As a result, some of these competitors may be able to take advantage of opportunities more readily, and devote greater resources to development, marketing and sales than us.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

Care2 was founded in 1998. Since then, we've continued to grow while sparking wide-reaching change around the world. Today, Care2 is a highly-engage social network of over 40 million citizen activists, nonprofits and mission based brands. Care2 combines cutting edge Silicon Valley technology with good old fashioned community to help power the new world of philanthropy. With over 600 million petition signatures to date, we've been involved in significant change on every scale, from protecting wolves around Denali National Park to winning justice for victims of discrimination. We've saved dogs from euthanasia, secured medicine for a 7-year old girl suffering from epilepsy, stopped an old growth oak grove from destruction, shut down an abusive farm, and even stopped the killing of rare owls. • We have not accepted money from venture capital. This allows us to remain unswayed and unbiased by outside voices about which campaigns we'll promote - allowing us to stay true to our loyal members and the causes they care about. • Care2 provides hands-on advice and training for activists, with live video training sessions and a vast library of expert advice. • We work with over 2,700 nonprofits and mission-based brands to help them grow their email databases by recruiting supporters through permission based email marketing.

Business Plan

Care2 is a social enterprise, using business as a force for good. We work with over 2,700 nonprofits and mission-based brands. We partner with them to grow their communities faster and deliver on their brand promise more efficiently, by connecting them to supporters who are passionate about the causes they support. Nonprofits and brands come to us with a goal. They may want to grow their customer or supporter base, drive comments during public comment periods, start letter-writing campaigns or drive signature counts on petition campaigns. We are committed to help them reach their goal, and create real impact, by tailoring our services to their needs through permission-based outreach to our millions of like-minded members.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
Service	We work with over 2,700 nonprofits and mission-based brands to help them grow their email databases by recruiting supporters through permission based email marketing.	Nonprofits and mission based brands

There has never been a greater need for individuals and philanthropic organizations to stand together for what is good. We're looking to expand not just to every city and town in America, but also across the globe. We currently have Care2 employees and representatives in over 20 cities around the U.S. and in Canada, the UK and Australia. With additional funding, we'll be able to expand our proven model even further.

We offer our services via our online website, Care2.com.

Competition

The Company's primary competitors are numerous sites seeking social change through petitioning, such as www.change.org, www.ipetitions.com, and www.gopetition.com. .

Some of these competitors have greater financial and marketing resources, larger customer bases, longer operating histories, greater name recognition and/or more established relationships than us.

Supply Chain and Customer Base

NA

Care2 works with nonprofits and mission-based brands to grow their communities faster, and more efficiently, by connecting them to supporters who are passionate about the causes they support. Nonprofits and brands come to us with a goal. They may want to grow their membership base, drive comments during public comment periods, start letter writing campaigns or drive signature counts on petition campaigns. We help them reach their goal, and create real impact, by tailoring our services to their needs through permission-based outreach to our 50M+ members.

Intellectual Property

The Company is dependent on the following intellectual property:

Governmental/Regulatory Approval and Compliance

Care2 is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities as well as to the laws and regulations of international countries and bodies, such as the European Union (the "EU"). These laws and regulations are subject to change.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 203 Redwood Shores Parkway, Suite 230, Redwood City, CA 94065

The Company has the following additional addresses:

The Company conducts business in UK, Australia, Germany, Canada, CO, DC, GA, IL, NC, NV, NY, .

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Frank Kocsis

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director & Secretary at Care2 since 1999.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director & Secretary at Care2 since 1999.

Education

He hold a BS in Accounting from UCLA as well as a MBA from the University of Southern California.

Name

Gerald Marxman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director at Care2 since 1999.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director at Care2 since 1999.

Education

He holds a BA from Monmouth College, a BS & MS in Mechanical Engineering from Case Western Reserve University and a PhD in mechanical engineering and physics from CalTech.

Name

Marlin Miller

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO, CFO and Director at Care2 since 1999.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Prior to joining Care2, he held positions at Quantum, HP and Bain & Company

Education

He holds a BS in Engineering from the University of Michigan and an MBA from the Stanford Graduate School of Business.

Name

Raymond Paynter

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and a Director of Care2 since 1998.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Raymond launched Care2 and ThePetitionSite to empower individuals to take collective action in support of social and environmental causes. He was inspired to start ThePetitionSite.com after receiving email petition-chain letters that filled inboxes in the early days of the Internet. Today, Care2's highly engaged community starts and drives citizen and nonprofit campaigns that win local school initiatives, hold powerful corporations accountable, and protect ecosystems around the world. Before starting Care2 and ThePetitionsite, Randy co-founded one of the web's first viral apps - electronic greeting card service eCards.com - in 1995. Randy is a proud composter, avid naturalist, and kiteboarder, and once trekked across Borneo with two Penan tribesmen. Randy loves spending time with his two young children, his wife, Nancy, and a menagerie of pets.

Education

Randy holds an AB from Harvard University and an MBA from Stanford's Graduate School of Business.

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Frank Kocsis

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Director & Secretary at Care2 since 1999.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Director & Secretary at Care2 since 1999.

Education

He hold a BS in Accounting from UCLA as well as a MBA from the University of Southern California.

Name

Marlin Miller

All positions and offices held with the Company and date such position(s) was held with start and ending dates

COO, CFO and Director at Care2 since 1999.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Prior to joining Care2, he held positions at Quantum, HP and Bain & Company

Education

He holds a BS in Engineering from the University of Michigan and an MBA from the Stanford Graduate School of Business.

Name

Raymond Paynter

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO and a Director of Care2 since 1998.

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Raymond launched Care2 and ThePetitionSite to empower individuals to take collective action in support of social and environmental causes. He was inspired to start ThePetitionSite.com after receiving email petition-chain letters that filled inboxes in the early days of the Internet. Today, Care2's highly engaged community starts and drives citizen and nonprofit campaigns that win local school initiatives, hold powerful corporations accountable, and protect ecosystems around the world. Before starting Care2 and ThePetitionsite, Randy co-founded one of the web's first viral apps - electronic greeting card service eCards.com - in 1995. Randy is a proud composter, avid naturalist, and kiteboarder, and once trekked across Borneo with two Penan tribesmen. Randy loves spending time with his two young children, his wife, Nancy, and a menagerie of pets.

Education

Randy holds an AB from Harvard University and an MBA from Stanford's Graduate School of Business.

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 45 employees in In over 15 cities around the U.S. and in Canada, the UK and Australia. .

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Series A, B,C, and D Preferred Stock
Amount outstanding	8,087,215
Voting Rights	The holder of each share of preferred stock is entitled to the number of votes equal to the number of shares of common stock into which the preferred shares are convertible on the record date for the vote or consent of the stockholders, except as otherwise required by law, and have voting rights and powers equal to the voting rights and powers of the common stockholders.
Anti-Dilution Rights	Preferred stock holders are entitled to formula anti-dilution protection for subsequent stock issuances at lower prices.
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

Type of security	Common Stock
Amount outstanding	10,848,725
Voting Rights	No
Anti-Dilution Rights	No
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	N/A

The Company has the following debt outstanding:

Type of debt	Loan
Name of creditor	Emerson Collective Investments
Amount outstanding	$1,267,817.65
Interest rate and payment schedule	7% per annum. We are required to make monthly payment of $54,648
Amortization schedule	N/A
Describe any collateral or security	N/A
Maturity date	April 1, 2021
Other material terms	N/A

The total amount of outstanding debt of the company is $1,267,817.65.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Common Stock	166,330	$201,969.31	The money raised will be used to help Care2 extend our reach, expand our technology platform, and continue to provide outstanding service to our members and clients as we dramatically increase the size of our community. Specifically, among other things, that includes	September 1, 2017	Regulation CF

			hiring key community building staff, investing in tech infrastructure to help us scale to meet growing demand, and expanding software development to deepen our member and client product offerings.		

Ownership

The majority of the company is owned by various persons and entities. Raymond Paynter owns 28% of the company

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
Raymond Paynter	28.0%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$18,596,251.00	-$2,542,766.00	

Operations

Our most recent financing was our Regulation CF offering in September 2017. Following the Offering, we do not have plans to raise additional capital. We are currently focusing on strengthening our client base and expanding our services.

Revenue. Gross revenue for fiscal 2019 was $15,156,674, compared to $18,533,179 for fiscal 2018. The decrease in revenue in 2019 was primarily attributable our shift away from digital advertising and a challenging environment for causes due to the dominance and distraction of the national election in the media. Operating Expenses. Operating expenses for fiscal 2019 were $16,354,509, compared to $20,994,857 for fiscal 2018. The decrease in operating expenses was primarily attributable to tight control on expenditures. Net Income(Loss). As a result of the above, for fiscal 2019, we had a net loss of $1,197,835 compared to net income of $2,529,529 for fiscal 2018. Financial Milestones We are investing in the continued growth of our brand, and as a result, we expect net income to be lower and more volatile. We currently forecast 2020 and 2021 revenue of $12 million, and $15 million, respectively, and believe Earnings before Interest, Tax, Depreciation and Amortization (EBITDA) will be $1.5 million in 2020. Our biggest growth opportunities are to continue expanding our business in international markets and growing our client base with consumer brands doing cause-based marketing.

Liquidity and Capital Resources

On September 2017 the Company conducted an offering pursuant to Regulation CF and raised $201,969.31.

The Company has the following sources of capital in addition to the proceeds from the Regulation CF Offering:
As of December 31, 2019, we had $158k in cash, and as of December 31, 2018, we had $2.6M in cash. We finance our operations through Emerson Collective Investments in the amount of $1.27M, and with cash generated from operations. As a nimble, digital media business, we are able to scale up or dial down our operations based on our operating results and financial needs. We may continue to raise capital under crowdfunding offerings, equity or debt issuance, or any other method available to us.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Marlin Miller
(Signature)

Marlin Miller
(Name)

COO & CFO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/Marlin Miller
(Signature)

Marlin Miller
(Name)

COO/CFO
(Title)

4/21/2020
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements



Care2.com, Inc.

Income Statement

For the Twelve Months Ending

	YTD
REVENUE	
Advertising	$122,402.00
Lead Generation	15,010,818.56
Subscription	11,641.40
MISC REVENUE	
Misc Revenue	11,812.16
Gross Revenue	15,156,674.12
EXPENSES	
Staffing	8,139,861.50
Dev Costs Capitalized	(1,115,040.27)
Amortization of Dev. Costs	818,338.25
Services Contracts	1,617,115.94
Donations	2,037.07
Travel & Entertainment	251,188.10
Conferences & Client Develop.	452,850.09
Media Buys	4,326,009.39
SEM	380,249.68
TAP rev share	408,279.46
Office & Other Discretionary	340,142.97
Total Discretionary	15,621,032.18
Rent	329,293.48
Bad Debt	(52,766.40)
Depreciation/Amortization	30,515.32
Insurance	51,757.58
Licenses	8,142.96
Equipment rental & leases	
Utilities	46,365.95
Interest Expense	341,551.59
Sale of Future Receipts	
Taxes	(20,971.71)

	YTD
Total Non Discretionary	733,888.77
Total Expenses	16,354,920.95
EBITDA	(28,813.38)
Net Income/Net Loss from GL	
Net Income from GL	(1,198,246.83)

4/20/2020 2:19 PM



	Current Month December 2019
ASSETS	
CURRENT ASSETS	
Cash & cash equivalents	$157,748.35
Accounts receivable, net of allowance for doubtful accounts	308,683.41
Prepaid expenses and other current assets	79,446.97
TOTAL CURRENT ASSETS	**545,878.73**
Colocation Equipment	51,965.59
Furniture and fixtures	45,917.77
Computer and office equiment	113,173.83
Lease Equipment	243,406.47
Software	8,672.46
TOTAL PROPERTY & EQUIPMENT	**463,136.12**
Less accumulated depreciation and amortization	(407,849.26)
NET PROPERTY AND EQUIPMENT	**55,286.86**
INTANGIBLE ASSETS	
Website development costs	7,527,303.73
Less accumulated amortization	(5,371,694.95)
NET INTANGIBLE ASSETS	**2,155,608.78**
OTHER ASSETS	
Deposits	48,040.00
TOTAL OTHER ASSETS	**48,040.00**
TOTAL ASSETS	**2,804,814.37**
LIABILITIES & STOCKHOLDERS' EQUITY	
CURRENT LIABILITIES	
Accounts payable	1,035,100.19
Accrued expenses	524,933.42
Accrued Interest	
Note payable, net note 2	1,160,279.13
Advance in Future Receipts	
Derivative liability	
Capital leases	8,060.52
Deferred revenue	2,825,119.92
TOTAL CURRENT LIABILITIES	**5,553,493.18**

	Current Month December 2019
LONG TERM LIABILITIES	
Note payable, net note 2	682,240.01
Capital leases	21,494.70
TOTAL LONG TERM LIABILITIES	**703,734.71**
TOTAL LIABILITIES	**6,257,227.89**
SHAREHOLDERS' EQUITY	
Convertible preferred stock, $.001 par value	
Series A:	
Authorized : 2,500,000 shares	
Issued & outstanding: 2,500,000 shares	
liquidation value $250,000	2,195.87
Series B:	
Authorized : 2,693,480 shares	
Issued & outstanding: 2,241,890 shares	
liquidation value $1,115,730	2,131.37
Series C:	
Authorized :2,260,415 shares	
Issued & outstanding: , 2,021,998 shares	
liquidation value $3,134,100	2,006.00
Series D:	
Authorized : 3,779,338 shares	
Issued & outstanding: 1,645,239 shares	
liquidation value $1,398,453	1,754.68
Common stock, $.0001 par value	
Authorized: 50,000,000 shares	
Issued and oustanding 9,654,414 shares	1,122.01
Treasury stock, $.0001 par value; 371,460 shares	(40.30)
Additional paid-in capital	6,458,639.31
Accumulated deficit	(8,721,975.63)
Net income loss	(1,198,246.83)
TOTAL SHAREHOLDERS'S EQUITY	**(3,452,413.52)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**2,804,814.37**

4/20/2020 1:28 PM